Exhibit 99.1

News Release

Stantec reports first quarter 2015 results and dividend

EDMONTON, AB; NEW YORK, NY (May 14, 2015) TSX, NYSE:STN

Today, Stantec announced solid first quarter 2015 results, with several key items to highlight:

•	Gross revenue increased 23.0% to C$705.7 million in Q1 15 from C$573.9 million in Q1 14
•	Net income increased 13.4% to C$38 million in Q1 15 from C$33.5 million in Q1 14
•	Diluted earnings per share increased 11.1% to C$0.40 in Q1 15 from C$0.36 in Q1 14
•	Stantec declared and paid a cash dividend of C$0.105 per share to shareholders of record on March 31, 2015, an increase of 13.5% from 2014
•	Stantec closed two acquisitions: the Canadian engineering assets of Dessau Inc., based in Montreal, Quebec; and Sparling, Inc., based in Seattle, Washington

Stantec’s gross revenue grew organically by 1.7% in the quarter and net revenue grew organically by 2.1% when compared to Q1 14. The Company’s growth in the first quarter is primarily a result of increased activity in its Buildings and Infrastructure business operating units, which was partly offset by a retraction in its Energy & Resources business operating unit. The Company’s US operations experienced strong organic gross revenue growth; however, organic gross revenue in its Canadian and International operations retracted.

“With a strong business model—one that is able to capitalize on opportunities in many different market cycles—and an expanded depth and reach of services, we continue to achieve solid performance, even when areas of our Company have been significantly impacted by lower commodity prices,” says Bob Gomes, Stantec president and chief executive officer. “Our results speak to the efforts of our employees who deliver their best on every project, every time.”

Designing with Community in Mind

Stantec’s diversified business model again demonstrated its effectiveness in Q1 15 with positive results in its Buildings and Infrastructure business operating units. The Buildings business operating unit experienced growth in all its regions and sectors, particularly in Healthcare and Education. For example, during the quarter, Stantec secured the planning, management, and engineering work for the construction of a new 237,000-square-foot (22,018-square-metre) interdisciplinary research lab for the Yale Science Building at Yale University in New Haven, Connecticut.

In Stantec’s Energy & Resources business operating unit, the Company experienced a decline in organic revenue, due largely to the decline in oil prices and corresponding market conditions in Q1 15 compared to strong growth conditions in Q1 14. Stantec’s Mining sector achieved growth with ongoing significant projects and the extended scope of certain other projects. One such project secured during the quarter is the additional work scope for its existing Service Shaft Operation and Maintenance Start-up Support project at the Grasberg Block Cave Mine in Papua, Indonesia.

All sectors in Stantec’s Infrastructure business operating unit experienced organic gross revenue growth in Q1 15 compared to Q1 14. The Community Development sector achieved strong organic revenue growth in both Canada and the United States. In this sector, the Company is well positioned to continue to capitalize on opportunities with an ongoing demand for housing, a recovery in urban development and design markets, as well as an increase in mixed-use commercial projects.

In Stantec’s Transportation sector, the Company’s reputation and presence in a rebounding US economy, together with stable infrastructure spending, have led to increased organic growth opportunities. A recent project Stantec has undertaken is the design services for the reconstruction of the I-4 in Volusia County, Florida, beginning at the St. John’s River Bridge and continuing 10.2 miles (16.4 kilometres) to the east of the SR 472 interchange.

In Stantec’s Water sector, the Company’s expertise in water management, signified by several key projects, is driving demand for its services related to aging infrastructure rehabilitation and regulatory requirements. One recent award is the full-scale retrofit of the City of Barrie wastewater treatment plant with Membrane Bioreactor (MBR) technology in Ontario. This will be the largest full-retrofit MBR project in Canada and the largest for cold weather application in North America.

Strategic Growth

During the quarter, Stantec closed the acquisitions of the Canadian engineering assets of Dessau Inc., based in Montreal, Quebec; and Sparling, Inc., based in Seattle, Washington, as part of its clearly defined and well-executed acquisition strategy. These two acquisitions build on the eight companies Stantec acquired in 2014 and further strengthen the Company’s diversity of services and community reach.

Additional Company Activity

On May 13, 2015, the Company declared a cash dividend of $0.105 per share, payable on July 16, 2015, to shareholders of record on June 30, 2015.

Conference Call and Company Information

Stantec’s first quarter conference call, to be held Thursday, May 14, 2015, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-499-4035 and provide confirmation code 8757206 to the operator.

Stantec’s Annual Meeting of Shareholders will be held on Thursday, May 14, 2015, at 10:30 AM MDT (12:30 PM EDT) at the Metropolitan Conference Centre, Lecture Theatre, 333 – 4th Avenue SW, Calgary, Alberta.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s gross revenue and net revenue are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2014 Annual Report. Diluted earnings per share for 2014 was adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2014 Annual Report. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2014 (which form our 2014 Annual Report), by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2014 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Sherry Brownlee	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7264	Ph: (780) 616-2785
sherry.brownlee@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	March 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and deposits	27,418	153,704
Cash in escrow	6,000	-
Trade and other receivables	532,867	431,751
Unbilled revenue	244,128	192,310
Income taxes recoverable	16,241	11,171
Prepaid expenses	27,277	23,425
Other financial assets	30,928	31,526
Other assets	2,175	530

Total current assets	887,034	844,417
Non-current
Property and equipment	162,153	152,707
Goodwill	855,825	760,631
Intangible assets	130,535	97,243
Investments in joint ventures and associates	4,916	4,975
Deferred tax assets	65,695	58,801
Other financial assets	104,859	90,667
Other assets	933	1,029

Total assets	2,211,950	2,010,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	16,310	-
Trade and other payables	250,310	300,293
Billings in excess of costs	93,201	96,082
Current portion of long-term debt	67,714	53,172
Provisions	15,930	10,796
Other financial liabilities	4,520	2,773
Other liabilities	12,014	11,953

Total current liabilities	459,999	475,069
Non-current
Long-term debt	376,025	256,093
Provisions	57,056	51,596
Deferred tax liabilities	86,670	74,602
Other financial liabilities	2,533	2,547
Other liabilities	64,713	64,318

Total liabilities	1,046,996	924,225

Shareholders’ equity
Share capital	278,808	276,698
Contributed surplus	14,388	13,490
Retained earnings	764,012	735,917
Accumulated other comprehensive income	107,746	60,140

Total shareholders’ equity	1,164,954	1,086,245

Total liabilities and shareholders’ equity	2,211,950	2,010,470

Consolidated Statements of Income

(Unaudited)

	For the quarter ended
	March 31
	2015	2014
(In thousands of Canadian dollars, except per share amounts)	$	$

Gross revenue	705,723	573,893
Less subconsultant and other direct expenses	113,439	92,638

Net revenue	592,284	481,255
Direct payroll costs	265,133	219,622

Gross margin	327,151	261,633
Administrative and marketing expenses	251,458	199,912
Depreciation of property and equipment	10,842	8,824
Amortization of intangible assets	10,227	5,364
Net interest expense	2,666	1,525
Other net finance expense	838	658
Share of income from joint ventures and associates	(639)	(805)
Foreign exchange (gain) loss	(128)	268
Other income	(468)	(366)

Income before income taxes	52,355	46,253

Income taxes
Current	14,101	10,326
Deferred	297	2,394

Total income taxes	14,398	12,720

Net income for the period	37,957	33,533

Weighted average number of shares outstanding – basic	93,864,528	93,245,088

Weighted average number of shares outstanding – diluted	94,503,760	94,294,704

Shares outstanding, end of the period	93,932,307	93,345,414

Earnings per share
Basic	0.40	0.36

Diluted	0.40	0.36

Shares outstanding and earnings per share for 2014 have been adjusted for the November 14, 2014, two-for-one share split.